Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated November 13, 2024,

Prospectus dated September 19, 2024 (Registration No. 333- 282226)

FS KKR Capital Corp.

$600,000,000

6.125% Notes due 2030

PRICING TERM SHEET

November 13, 2024

The following sets forth the final terms of the 6.125% Notes due January 15, 2030 (the “Notes”) and should only be read together with the preliminary prospectus supplement dated November 13, 2024, together with the accompanying prospectus dated September 19, 2024 relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	FS KKR Capital Corp.

Security:	6.125% Notes due January 15, 2030

Ratings (Fitch / Kroll / Moody’s)*:	BBB- / BBB / Baa3 (Stable / Stable / Neg)

Aggregate Principal Amount Offered:	$600,000,000

Trade Date:	November 13, 2024

Settlement Date:	November 20, 2024 (T+5)

Maturity Date:	January 15, 2030

Interest Payment Dates:	January 15 and July 15, commencing July 15, 2025

Price to Public (Issue Price):	99.690%

Coupon (Interest Rate):	6.125%

Yield to Maturity:	6.192%

Spread to Benchmark Treasury:	T + 190 basis points

Benchmark Treasury:	4.125% due October 31, 2029

Benchmark Treasury Price & Yield:	99-08 1⁄4 / 4.292%

Optional Redemption:	Prior to December 15, 2029 (one month prior to their maturity date) (the “Par Call Date”), the Issuer may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date. On or after the Par Call Date, the Issuer may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	302635AP2 / US302635AP20

Underwriters:	BofA Securities, Inc.
BMO Capital Markets Corp.
J.P. Morgan Securities LLC
KKR Capital Markets LLC
SMBC Nikko Securities America, Inc.
Truist Securities, Inc.

HSBC Securities (USA) Inc.
ING Financial Markets LLC
Mizuho Securities USA LLC
MUFG Securities Americas Inc.
RBC Capital Markets, LLC
TD Securities (USA) LLC

Barclays Capital Inc.
BNP Paribas Securities Corp.
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC
SG Americas Securities, LLC

B. Riley Securities, Inc.
Compass Point Research & Trading, LLC
ICBC Standard Bank Plc**
Keefe, Bruyette & Woods, Inc.
R. Seelaus & Co., LLC
U.S. Bancorp Investments, Inc.

Notes:

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

ICBC Standard Bank Plc is restricted in its U.S. securities dealings under the United States Bank Holding Company Act and may not underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that are offered or sold in the United States. Accordingly, ICBC Standard Bank Plc shall not be obligated to, and shall not, underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that may be offered or sold by other underwriters in the United States. ICBC Standard Bank Plc shall offer and sell the Notes constituting part of its allotment solely outside the United States.

Investors are advised to carefully consider the investment objectives, risks, charges and expenses of FS KKR Capital Corp. before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission (the “SEC”), contains this and other information about FS KKR Capital Corp. and should be read carefully before investing.

The information in the Preliminary Prospectus and in this pricing term sheet is not complete and may be changed. The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of FS KKR Capital Corp. and are not soliciting an offer to buy such securities in any state or jurisdiction where such offer and sale is not permitted.

FS KKR Capital Corp. has filed a shelf registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus and other documents FS KKR Capital Corp. has filed with the SEC for more complete information about FS KKR Capital Corp. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, FS KKR Capital Corp., any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it from BofA Securities, Inc. at 1-800-294-1322; BMO Capital Markets Corp. at 1-888-200-0266; J.P. Morgan Securities LLC at 1-212-834-4533; KKR Capital Markets LLC at 1-212-230-9433; SMBC Nikko Securities America, Inc. at 1-888-868-6856; or Truist Securities, Inc. at 1-800-685-4786.